EX 99.28(h)(12)

Amendment to Fund Compliance Services Agreement
Between Curian Series Trust and Jackson Fund Services

This Amendment is made by and between Curian Series Trust, a Massachusetts business trust (the “Trust”), and Jackson Fund Services (“JFS”), a division of Jackson National Asset Management, LLC, a Michigan limited liability company.

Whereas, JFS and the Trust entered into a Fund Compliance Services Agreement effective March 22, 2011 (the “Agreement”), whereby JFS agreed to provide certain compliance services to the Trust.

Whereas, the parties have agreed to amend Section 5, “Term and Termination” in order to clarify the annual approval date of the Agreement.

Now Therefore, the parties hereby agree to amend the Agreement as follows:

Section 5, “Term and Termination,” is deleted and replaced in its entirety with the following:

5.  Term and Termination.

The compliance services to be rendered by JFS under this Agreement shall commence upon the date of this Agreement and shall continue in effect for an initial two (2) year-period from that date, unless earlier terminated pursuant to the terms of this Agreement.  The Agreement will remain in full force from year to year through December 31st, following the initial two (2) year period, subject to annual approval by JFS and the Board.  The Agreement may be terminated by either party by providing the other party with sixty (60) days written notice of termination.  Termination of the Chief Compliance Officer without electing a replacement provided by JFS will also immediately terminate this Agreement as described in Section 2(b).

In addition, both parties agree that this Agreement may be terminated for cause.  For purposes of this Agreement, cause shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) written notice to the other party if the other party (i) is adjudicated insolvent, (ii) files or has filed against it a petition (or other document) under any bankruptcy law or similar law that is unresolved within sixty (60) days of the filing of such petition (or document), (iii) institutes any dissolution or liquidation proceeding, (iv) makes a general assignment or trust mortgage for the benefit of creditors, or (v) if a receiver, trustee, custodian or similar agent is appointed or takes possession of a substantial part of its property or business.

In Witness Whereof, JFS and the Trust have caused this Amendment to be executed as of this 14th day of December, 2012.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Attest:	Jackson Fund Services, a division of Jackson National Asset Management, LLC

/s/ Megan E. Garcy	By:	/s/ Mark D. Nerud
Megan E. Garcy	Name:	Mark D. Nerud
	Title:	President and CEO

Attest:	Curian Series Trust

/s/ Emily J. Eibergen	By:	/s/ Diana R. Gonzalez
Emily J. Eibergen	Name:	Diana R. Gonzalez
	Title:	Assistant Vice President